Exhibit 99.4

NICE Named a Leader in Robotic Process Automation for the Fourth Consecutive
Year in Everest Group’s PEAK Matrix® Assessment 2021

NICE RPA lauded for overall vision and capability, strong focus on developing robust cloud capabilities and market share leadership in North America and Europe

Hoboken, N.J., October 14, 2021 – NICE (Nasdaq: NICE) today announced that it has been named a Leader in Robotic Process Automation for the fourth successive year in the RPA Technology Provider Landscape of the PEAK Matrix® Assessment 2021 report by Everest Group. NICE was recognized for its commercial and sales model, gaining the top score among all leaders evaluated in the report. In addition to NICE’s collaborative approach with customers, the assessment also cites the company’s strong focus on developing robust cloud capabilities to enable enterprises to unlock the full benefits of cloud deployments. For a complimentary copy of the report, click here.

“NICE has earned its position as a Leader for the fourth successive time on Everest Group’s RPA Products PEAK Matrix®, as a result of its strong vision and strategy, customer support, depth and breadth of its product capabilities, and its thought leadership in attended RPA,” said Amardeep Modi, Vice President at Everest Group. “Continued investments in embedding AI to enhance RPA functionalities, integrating its Automation Studio with Automation Finder to enable new capabilities such as Click-to-Automate, and transitioning to a microservices-based product architecture highlight the company’s focus on innovation.”

Among the additional areas for which NICE was commended via top scores were deployment and maintenance and vision and strategy, contributing to its leadership across the vision and capability section. Everest Group also recognized NICE’s “collaborative approach and strong intent to receive client feedback to shape product roadmap, customer support, integration and other IA technologies” and “embedded analytics capability.” NICE’s rich experience in key verticals, including BFSI, telecom, public sector and healthcare and its market share across major geographies including North America and Europe were also highlighted in the report.

Notably, the report cites a variety of features as key strengths, including NICE’s attended automation capabilities, its built-in AI capabilities for voice/chat interaction analysis in near real-time through a pre-built integration with its NLP engine, text and speech analytics, AI-based computer-vision technology, and its embedded analytics capability. Also highlighted is NICE RPA’s in-house task mining capability within Automation Finder that identifies automation opportunities and generates workflows by directly importing process maps into the design studio.

“We are pleased to see positive feedback from our customers reflected in this report, highlighting our commitment to bringing NICE’s innovative vision to life and driving value across digital transformation journeys,” said Barry Cooper, President, Workforce and Customer Experience Group. “As the RPA market evolves, we remain dedicated to bringing people and robots together through intelligent automation and unleashing their full potential to ensure exceptional customer experiences.”

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.